SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NYSE**
Sub Filer Id	**0000720005**
Sub Filer Ccc	**sjm2a$jw**
Item Ids	**7.01**
Reporting Period	**11-28-2005**
Global Enclosed File Count	**3**
Internet Address	**nancy.rice@raymondjames.com**

Documents

8-K	**operatingdata102005.htm**
	RJF October Operating Data
EX-99.1	**pressrelease112805.htm**
	RJF Pressrelease
GRAPHIC	**logo.jpg**
	RJF Logo

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>7.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>11-28-2005</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>3</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>operatingdata102005.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>RJF October Operating Data</value>
    </field>
    <data sid="data1">
      <filename>operatingdata102005.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>pressrelease112805.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>RJF Pressrelease</value>
    </field>
    <data sid="data2">
      <filename>pressrelease112805.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>logo.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>GRAPHIC</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>RJF Logo</value>
    </field>
    <data sid="data3">
```

```
            <filename>logo.jpg</filename>
            <mimedata>
            </mimedata>
          </data>
        </page>
        <page sid="PAGE3">
          <field sid="SubInternet_internetAddress_">
            <value>nancy.rice@raymondjames.com</value>
          </field>
          <check sid="SubFlag_overrideInternetFlag_">
            <value>off</value>
          </check>
        </page>
        <page sid="PAGE4">
        </page>
        <page sid="PAGE6">
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section l3 and l5(d) of the
Securities Exchange Act of l934

November 28, 2005
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On November 28, 2005, Raymond James Financial, Inc. issued a press release disclosing operating data for the four-week period ended October 31, 2005. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

The following exhibits are filed herewith.

99.1 Press Release dated November 28, 2005.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: November 29, 2005

By: /s/ Thomas A. James
    Thomas A. James,
    Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
    Jeffrey P. Julien
    Senior Vice President - Finance
    and Chief Financial Officer

RAYMOND JAMES®

Release No. 1105-02   FOR IMMEDIATE RELEASE

November 28, 2005

RAYMOND JAMES FINANCIAL, INC.
REPORTS OCTOBER 2005 OPERATING DATA

ST. PETERSBURG, Fla. - In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"At first glance, October's commissions appear to be down relative to last year and the immediately preceding month,"said Chairman and CEO Thomas A. James. "Actually, October this year included fewer production days and reflects an impressive increase from last year and a continuation of the outstanding September results. Business remains healthy in all sectors although the recent 'Christmas or yearend rally' subjects it to an increased risk of correction."

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 4,800 financial advisors serving 1.3 million accounts in 2,100 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $148 billion, of which are approximately $27 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are

- more -

RAYMOND JAMES FINANCIAL, INC.

described in Raymond James' 2004 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

	October 2005 (20 days)	September 2005 (24 days)	October 2004 (25 days)
Securities commissions/fees [1]	$ 109.0 mil.	$ 133.3 mil.	$111.4 mil.
Assets under management [2]	$ 26.9 bil.	$ 27.5 bil.	$ 23.0 bil.
# of managed/co-managed underwritings [3]	10	7	5
Total customer assets under administration	$ 148.0 bil.	$ 150.6 bil.	$127.8 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional, except for emerging markets joint ventures.

(2) This is the primary revenue driver for the asset management segment. Just under half of the assets under management are subject to billing quarterly in advance, with the balance billed mainly based on average daily assets.

(3) This is only one of several key revenue sources for the capital markets segment, other key revenue sources include institutional sales commissions and transaction fees.

- 30 -

For more information, please contact Steve Valley at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.